Shapeways Holdings, Inc.
30-02 48th Avenue
Long Island City, NY 11101

October 14, 2022
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:     Gregory Herbers

Re:	Shapeways Holdings, Inc.
Registration Statement on Form S-3
File No. 333-267763

Request for Acceleration of Effective Date
	Requested Date:	Tuesday, October 18, 2022
	Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Shapeways Holdings, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission take appropriate action to make the above-referenced Registration Statement on Form S-3 (File No. 333-267763) (the “Registration Statement”) declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable.
The Company hereby authorizes each of Alexa Belonick and Jeffrey R. Vetter of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.
Once the Registration Statement has been declared effective, the Company requests that it be notified by a telephone call to Ms. Belonick at (415) 801-4940 or, in her absence, Mr. Vetter at (650) 463-5335.

[Signature page follows]

Securities and Exchange Commission
October 14, 2022

Sincerely,

Shapeways Holdings, Inc.

By: /s/ Alberto Recchi
Alberto Recchi
Chief Financial Officer
(Principal Financial and Accounting Officer)

cc:	Greg Kress, Chief Executive Officer
Shapeways Holdings, Inc.

Hozefa M. Botee, Esq.
Alexa Belonick, Esq.
Jeffrey R. Vetter, Esq.
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP